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                                                                    EXHIBIT 16.1



Securities and Exchange Commission
Washington, D.C. 20549

August 16, 1999

Ladies and Gentlemen:

We were previously principal accountants for Avalon Holdings Corporation and, under the date of March 10, 1999, we reported on the consolidated and combined financial statements of Avalon Holdings Corporation and subsidiaries as of and for the years ended December 31, 1998 and 1997. On August 11, 1999, our appointment as principal accountants was terminated. We have read Avalon Holding Corporation's statements included under Item 4 of its Form 8-K dated August 16, 1999 and we agree with such statements, except that we are not in a position to agree or disagree with Avalon Holding Corporation's statements under Items 4(a)(iii) and 4(b)(i).

Very truly yours,



KPMG LLP